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Capsll

Where do you save your memories, to share, or leave as your legacy? At best they're likely scattered across social media, if recorded at all. The Capsll app gives you digital time capsules to tell your lifestories, save your history, and pass on your legacy. We need capital to build it. Are you in?

Consumer Software

Austin, TX Website







Hello!
My Capslls
CAPSLL
SAVE YOUR STORY

Summary

CAPSLL
SAVE YOUR STORY

What if, you could watch and listen to your grandparents tell their lifestories, lessons, recipes in first person?

What if, you could effectively leave your life stories and insights to your kids, grandkids, and generations to come?

Key reasons to invest in Capsll, Inc.

- Unique, coached storytelling app with private sharing
- Far beyond the "idea" stage and already building product.
- Large developing market with little-to-no direct competition.
- Pacesetting the future of online presence via selective private sharing.
- Founder has 17 years in Radio/TV broadcast and interviewing, in 4 countries
- Advisory Board includes 8 year Amazon AWS alum, a service we use on our platform.
- Capital efficient brand builder Marketing/PR partner, conserving funds for app creation.
- Join our mission to value human life, preserving personal and world history for the ages!
- Patent pending

Progress

0%

Amount raised
$0

Funded
0.0%

From
0 investors

Closing Date
Jan 6, 2022

Invest

Offering Terms

Funding Goal
$25,000 - $250,000

Security Type
Debt

Min Investment
$1,500.00

Max Investment
$100,000.00

Valuation Cap
$5,000,000

Closing Date
Jan 6, 2022 11:59 AM

Offering Type
Regulation Crowdfunding
(Investor Education Materials)

Company Filings

Documents
Form C
Pitch Deck
Financial Attestation
Formation Documents
Certificate of Incorporation

Problem

Platform & Proficiency



- People used to save histories in books, memoirs or photo albums, but in a digital world we have failed to save our histories in a way that can be handed on effectively. At best, memories are scattered across social media, if recorded at all, with fewer people posting to the sites they once trusted with their memories.
- Furthermore, there does not exist an effective, scaled, platform to create, store, and effectively pass on, first person accounts in multiple media formats

Solution

Integration & Immersion



- Capsll helps people effectively recount their life stories, provides an easy to use, trustworthy platform with secure storage that ensures perpetuity of content, and inspires a movement to save personal and world history

Product

Slick, Beautiful, Easy to Use




Hello!
Learn to tell your stories effectively
Open Capsil with multiple media formats

NOTE: app pictured is currently in development. Final version may contain different features.

- Beautiful, fluid design, created to feel immersive.
- Coached storytelling from a 17 year broadcasting professional.
- Our Legacy feature sets you up to pass your content on in perpetuity.
- A single Capsil can hold multiple media formats; video, audio, pictures, documents, all in one place.
- The option to mark Capsils as private, keeping that Capsil to yourself or sharing it with a select few, or marking it public to list on the public feed for others to enjoy.
- A public feed that inspires ongoing use, creative ideas, and community movement, with monetization options for users in future versions

Starting Small, Scaling Fast


Milestones
Build Capsil V.1
Coached Storytelling
Video & Audio
Public Feed
Legacy Function
(Apple only)
Capsil Launch
Go to Market with 1st Strategic Partnership
Scale V.1
Targeted Advertising
Build V1.2
Add Pic & Docs
$250k
Seed Round
1k
Trial Users
5k
Subscriptions

- We are approaching the market with the minimum viable feature set, on Apple iOS only, finiiling major bug fix issues.
- We are securing strategic partners for initial launch though their large client networks.
- Our first projected target of 5k paid subscriptions sees Capsil break even at month 8.
- We will be offering 100 free lifetime accounts to influencers etc at launch

Business Model

Annual or Monthly Subscription


Subscription Business Model
Subscription benefits: Coached Storytelling, Organized content, Legacy contacts, Public Feed Access, Community, Monetized Content (future build), Remote Recording (Future Build).
Free Trial
Limited
2GB Storage
$39 Yearly
$3.99 Monthly
Unlimited
$79 Yearly
$7.99 Monthly
Family
$199 Yearly
$19.99 Monthly

- Capsil operates on a subscription model, building trust by eliminating the need for user data farming and targeted user marketing.
- Having a subscription model eliminates any reliance on third party advertising.

Competition

The Capsll Advantage

The Capsll Advantage

- While there are a few apps available that are competitors to some of our features, none offer a full spectrum service as we do, resulting in little to no traction. As such, instead of listing them as competitors we have approached this from where people are currently saving their memory content.
- Capsll is not a social media platform. As such it compliments an already established digital landscape with new innovation.

Market

Focused on the Largest Demographic for the next 20 years



- While we have recognized a large addressable market, our immediate goal is to start small and scale fast.
- Ancestry.com provides insight to a demographic of people that have committed time and money in interest of their family heritage. Based on a simaar user base, Capsll could be set to be extremely profitable.
- Dreaming BIG but starting small, we're focused on retaining just 5000 users as our first milestone, resulting in a break even point at just 9 months.

Why Now?

Mass Adopters

Covid-19 brought a renewed openness to online engagement with masses adopting deeper remote digital presence.
The pandemic encouraged new thought around life and legacy.

Market Opportunity

70%

41%

17%

11%



- There is a large emerging market of "memory" focused digital applications, but none that offer a full service like we do, namely: coaching, a content platform, storage, and legacy transfer
- Unlike others, we are not building a feature, we are building a company.

Company Vision

Meaningful Application, both Now and for the Future



- We believe that by recognizing the value of each person's story we add value to human life and the fabric of society.
- Legacies can be left to future family and friends
- Creators can own their work, particularly as we move toward advancement in NFT digital asset ownership.
- Seniors are revalued in society. "Old people are the future!"
- Military can leave Capsls prior to deployment
- Terminally ill can leave life stories and insights, for example, to children who would only appreciate it once they are old enough to do so.
- The social impact of a teen being able to hear insights from his late father, for example, may lead him toward meaning, and away from a life of crime or destitution
- World history and events will be saved in first person.

Press

Watch our promo video (45 sec)



Founders





Clint Davis
Founder, CEO
Extensive international experience. Former commercial radio host to 5 million listeners, program director, corporate podcast executive producer. South Africa, Dubai, Australia, U.S.A.
Sam Syed
Co Founder, CFO
15 years of Finance experience, Trading, Wealth Management, Advisory & Risk. U.K, Dubai, U.S.A.
Anton Devenish
Co Founder, HoP
Veteran UI/UX Designer with vast experience in infrastructure architecture and complex technical project management. South Africa, U.K, Indonesia, Australia, New Zealand, Europe.

- Our team has known each other for a collective of 38 years
- We have each lived all over the world, enlarging our worldview and understanding of the human condition, shaping our approach to the product and market.







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